EXHIBIT 1

Results From Gentium's Treatment IND for Defibrotide Presented at the American Society of Hematology Annual Meeting

VILLA GUARDIA (COMO), Italy, Dec. 13, 2012 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") today announced that additional data from ongoing trials of Defibrotide were presented this week at the 54th Annual Meeting and Exposition of the American Society of Hematology (ASH) held at the Georgia World Congress Center in Atlanta, Georgia.

Dr. Paul Richardson, Clinical Director of the Dana-Farber Cancer Institute, Boston, MA (USA), reported in an oral presentation the updated results of a large prospective study on the use of Defibrotide in the treatment of Hepatic Veno-Occlusive Disease (VOD) in hematopoietic stem cell transplant patients, from the ongoing Treatment IND Expanded Access Protocol (abstract #738). The interim analysis was based on 333 patients with severe veno-occlusive disease (sVOD) and multi-organ failure (MOF), enrolled between December 2007 and September 2011 at 68 centers across the United States. 305 patients had undergone hematopoietic stem cell transplant (HSCT) and of those patients, 30% of patients achieved a complete response (CR) and 50% survived to day 100 (D+100). Additional findings were as follows:

  In the subgroup of HSCT patients with sVOD, 26% achieved a CR and 45% survived to day 100. In patients with non-severe VOD, 39% achieved a CR and 65 % survived to D+100.
  In the Treatment IND, 155 patients matched the entry criteria for the original Phase 3 trial and comparison to the Phase 3 historical controls showed a statistically improved outcome in CR (29% vs 9%, p=0.0019) and D+100 survival (49% vs 25%, p=0.0016)
  Delayed initiation of Defibrotide treatment (>2 days, versus a delay of <2 days) following VOD diagnosis resulted in reduced CR (20% versus 34%, p=0.0195) and survival (37% versus 56%, p=0.0118). CR rate and D+100 survival for the 69 patients with non-severe VOD were 42% and 62%, respectively.
  Children younger than 16 years old had higher CR rates than adults (33% vs 26%, p=0.187) and survival (56% vs 44%, p=0.277).

Dr. Richardson also presented a poster outlining the results from the treatment of chemotherapy-induced VOD in non-stem cell transplant (non-SCT) patients enrolled in the Treatment IND Expanded Access Protocol and the Compassionate Use Program (abstract #3041). The analysis of 89 patients from the Treatment IND showed that overall 53% of patients achieved CR (53% of patients with non-severe VOD and 52% of patients with sVOD). Additionally, 68% of patients in the Compassionate Use Program were alive at D+100, and 67% were alive at D+100 in the Treatment IND. When VOD outcomes were compared to the stem cell transplant population of the Treatment IND program, 43% non-SCT patients achieved CR vs 30% in SCT patients, and survival in these patient populations was 68% and 50%, respectively.

Additionally, Dr. Jawed Fareed, Director of the Special Coagulation Laboratory and the Hemostasis and Thrombosis Research Program  at Loyola University Medical Center, Chicago, IL (USA) presented a poster detailing interactions of Defibrotide with newer oral anticoagulants and antithrombotic agents (abstract #3411). In the anticoagulant assays, supplementation of apixaban, rivaroxaban and dabigatron did not result in any prolongation of the prothrombin time (PT) with defibrotide and newer oral anticoagulants. Defibrotide did not produce any alterations of the effect on the agonist (ADP, epinephrine, collagen, arachidonic acid) induced aggregation of platelets in concentrations up to 100 μg/mL. Defibrotide supplementation to anti-platelet therapy treated patient's blood collected did not result in any augmentation of the observed inhibitory responses nor did Defibrotide produce any changes in the plasma samples collected from warfarin treated patients at concentrations of up to 100 μg/ml.

"The results from these ongoing trials of Defibrotide continue to confirm findings in previous trials, demonstrate significantly improved outcomes when comparing Defibrotide therapy to historical controls in sVOD/MOF patients," stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium. "Generally, Defibrotide was well-tolerated and, as with prior studies, there was a low incidence of Defibrotide-associated toxicities."

To access the abstracts presented at ASH 2012, please visit https://ash.confex.com/ash/2012/webprogram/keywordindexd.html.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

The Gentium S.p.A. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=12669

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. At present there is no approved agent for the treatment or prevention of VOD in the United States or the European Union.

About Defibrotide

Defibrotide has the potential to become the first drug approved for the prevention and treatment of hepatic veno-occlusive disease (VOD) a serious and potentially fatal complication of hematopoietic stem-cell transplantation (HSCT). The efficacy of Defibrotide to treat hepatic VOD in HSCT patients is supported by data from a multi-center Phase 3 historically controlled trial, evaluating Defibrotide for the treatment of severe VOD (patients with VOD and multi-organ failure), a Phase 2 dose finding study, and interim data reported from the ongoing Phase 3 expanded access U.S. Treatment IND program in patients with severe hepatic VOD. Additional data include a Phase 3 randomized controlled study of Defibrotide in the prevention of hepatic VOD in pediatric HSCT patients. Defibrotide has generally been well-tolerated in the clinical setting, and results in more than 1,300 patients to date have generally shown that Defibrotide does not appear to increase the risk of complications in HSCT patients.

CONTACT: Gentium S.p.A.

         Salvatore Calabrese, +39 031-5373-260
         SVP & CFO
         scalabrese@gentium.it

         or

         The Trout Group

         Tricia Swanson, +1 646 378 2953
         TSwanson@troutgroup.com